UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )*

Hornbeck Offshore Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

440543106 (CUSIP Number)

March 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William Herbert Hunt Trust Estate

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,058,390(1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,058,390(1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,058,390

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.03%

12.	Type of Reporting Person (See Instructions) OO

(1)	Power is exercised through its sole trustee, J.W. Beavers, Jr.

13G

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.W. Beavers, Jr., Trustee(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 2,058,390(1) 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,058,390(1) 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,058,390

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.03%

12.	Type of Reporting Person (See Instructions) IN

(1)	Solely in his capacity as the sole trustee of the William Herbert Hunt Trust Estate

13G

ITEM 1(a). NAME OF ISSUER.

The name of the issuer is Hornbeck Offshore Services, Inc. (the “Issuer”).

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

The Issuer’s principal executive offices are located at 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433.

ITEM 2(a). NAME OF PERSON FILING.

This statement is being filed on behalf of each of the following persons (the “Reporting Persons”): the William Herbert Hunt Trust Estate and J.W. Beavers, Jr. solely in his capacity as the sole trustee of the William Herbert Hunt Trust Estate.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The address of the principal business office of each of the Reporting Persons is 3900 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

ITEM 2(c). CITIZENSHIP.

The William Herbert Hunt Trust Estate is a trust created under the laws of the State of Texas. J.W. Beavers, Jr. is a citizen of the United States of America.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

This statement relates to shares of the Issuer’s common stock, $0.01 par value per share (the “Common Stock”) of the Issuer.

ITEM 2(e). CUSIP NUMBER.

The CUSIP number for the shares of Common Stock is 440543106

ITEM 3.

Not applicable

ITEM 4. OWNERSHIP.

Pursuant to Rule 13d-3 of Regulation D-G, at the close of business on April 2, 2004, the Reporting Persons may be deemed to be the beneficial owners of 2,058,390 shares of the Common Stock, which constitutes approximately 10.03% of the 20,527,814 shares of the Common Stock outstanding on March 26, 2004, according to the Issuer’s Prospectus filed on March 26, 2004.

13G

The William Herbert Hunt Trust Estate (the “Trust Estate”) is a trust established under the laws of the State of Texas for the benefit of William Herbert Hunt (“Mr. Hunt”). The descendents of Mr. Hunt, including Bruce W. Hunt, a member of the Board of Directors of the Issuer, may become beneficiaries of the Trust Estate following the death of Mr. Hunt, but are not beneficiaries of the Trust Estate at the current time. The affairs of the Trust Estate are conducted by its Trustee and his agents.

The Trust Estate, acting through its sole trustee, J.W. Beavers, Jr., has the power to vote or direct the vote, and dispose or direct the disposition of 2,058,390 shares of Common Stock. J.W. Beavers, Jr., solely in his capacity as the sole trustee of the William Herbert Hunt Trust Estate, has the power to vote or direct the vote, and dispose of or direct the disposition of 2,058,390 shares of Common Stock held by the Trust Estate.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable. The Reporting Persons have described their relationship to one another, but have not affirmed the existence of a group.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Persons, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(ii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned Reporting Persons agree that the attached statement is filed on behalf of each of them in the capacities set forth below.

Dated: April 5, 2004

WILLIAM HERBERT HUNT TRUST ESTATE

/s/ J.W. Beavers, Jr., Trustee

J.W. Beavers, Jr., Trustee

/s/ J.W. Beavers, Jr.

J.W. Beavers, Jr.